

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Frederico Figueira de Chaves
Secretary
Fusion Fuel Green Limited
10 Earlsfort Terrace
Dublin 2, DO2 T380
Ireland

> **Re: Fusion Fuel Green Limited**
> **Registration Statement on Form F-4**
> **Filed August 12, 2020**
> **File No. 333-245052**

Dear Mr. Figueira de Chaves:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Anticipated Tax Consequences of the Transactions, page 21

1. We note your disclosure that the Transactions should qualify as a "reorganization" within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No.

19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel's opinion should discuss the degree of uncertainty.

2. We note your disclosure that Non-Irish Holders should not be within the charge to Irish tax on chargeable gains on the automatic conversion of their HL ordinary shares into Parent Class A Ordinary Shares, or the automatic adjustment of their HL warrants into HL Parent Warrants, pursuant to the Merger, unless the HL ordinary shares or HL warrants were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, or were used, held or acquired for use by or for the purposes of an Irish branch or agency. Please file a tax opinion as an exhibit to the filing with respect to this tax consequence, or provide your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19.

Comparative Per Share Information, page 28

3. Revise to disclose book value per share. Please also tell us your consideration of providing equivalent per share data. Refer to Item 3(f) of Form F-4.

Risk Factors

The Parent Class A Ordinary Shares and HL Parent Warrants may not be listed on a national securities exchange after the business combination, page 30

4. Please describe in this risk factor the Nasdaq notice received by HL Acquisitions Corp. that such company was no longer in compliance with the Nasdaq Listing Rule 5550(a)(3) for continued listing due to its failure to maintain a minimum of 300 public holders, or tell us why this does not present a material risk.

The Business Combination Proposals

Background of the Transactions, page 75

5. Please expand your disclosure to clarify how the minimum cash condition and business combination consideration were determined, including the issuance to Fusion Fuel at closing of 2,125,000 Class B ordinary shares and warrants to purchase 2,125,000 ordinary shares and 1,137,000 of Class A ordinary shares and warrants to purchase 1,137,000 ordinary shares upon achievement of certain earn-out targets.

6. We note you disclose on page 34 that the HL board relied on Webber Research's valuation of Fusion Fuel's business in approving the Transactions and you disclose on page 81 that the HL Board gave "considerable weight" to Webber Research's extensive financial evaluation of Fusion Fuel's business, as well as the business of comparable publicly traded companies. We further note you disclose on page 35 that in conducting its analysis, Webber Research relied upon projections with respect to the future financial performance of Fusion Fuel prepared by management of Fusion Fuel and the assessments of the management of HL and Fusion Fuel as to Fusion Fuel's existing and future infrastructure, contracts, products, technology, services, and projects. Please revise to disclose the

information required by Item 4(b) of Form F-4 and include the valuation as an exhibit as required by Item 21(c) to Form F-4.  In addition, file the consent of Webber Research as an exhibit.  Please ensure you discuss the methods and assumptions used to determine the fair market value of Fusion Fuel, including the comparable publicly traded companies analysis and the specific financial information and projections provided by Fusion Fuel.

Satisfaction of 80% Test, page 82

7.      Please revise your disclosure to provide qualitative and quantitative information as to how you determined the fair value of Fusion Fuel and to clarify how the board of directors determined the fair value of the consideration issued to the shareholders of Fusion Fuel satisfied the 80% test.

Accounting for the Transactions, page 103

8.      You determined that the transaction will be accounted for as a reverse merger whereby Fusion Fuel will be the accounting acquirer.  Please provide us with a summary of the analysis you performed pursuant to IFRS 3.6 and 3.7 in making this determination.  Address for us each of the factors outlined in paragraphs B13 through B18 of IFRS 3.  In this regard, we note that HL Acquisition's existing stockholders are expected to own approximately 76.8% of the voting power of the Parent Ordinary Shares outstanding.  Additionally, tell us what consideration you gave to 1) the outstanding HL Acquisition warrants to purchase 7,750,000 Class A ordinary shares in your analysis, and 2) the automatic conversion of the Parent Class B ordinary shares into an equal number of Parent Class A Ordinary Shares on December 31, 2023.

Unaudited Pro Forma Condensed Combined Financial Information, page 103

9.      Please revise to disclose how you will account for the earnout consideration of up to 1,137,000 Class A ordinary shares and 1,137,000 warrants that the Fusion Fuel shareholders will receive upon meeting certain milestones.  Revise to also disclose any material non-recurring charges or credits which will be incurred during the 12 months succeeding the merger and share exchange transactions, including but not limited to the potential impact of the earnouts.  Refer to Rule 11-02(b)(5) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2020, page 105

10.     You reduced your cash and cash deposit by $1.9 million in adjustment (h), but you did not describe what the adjustment represents.  Revise the pro forma footnotes to describe what adjustment (h) represents.

11.     You disclose that Pro Forma adjustment (i) represents the cash disbursement to holders of the redeemable ordinary shares for the redemption of ordinary shares that could be redeemed in connection with the Business Combination, assuming Maximum

Redemptions on page 106. However, you do not disclose any adjustment (i) in your pro forma balance sheet at June 30, 2020. Please revise as necessary.

The Pipe Proposal, page 129

12. Please expand your disclosure to disclose the percentage of voting ordinary shares that will be held by the PIPE Investors.

Business of Fusion Fuel, page 143

13. Please state the current stage of development and production of your Hydrogen Generator and include a detailed plan of operations. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including the timelines and associated costs accompanying each proposed step in your business plan. For example, we note you disclose that Fusion Fuel's Evora Project is scheduled to start construction in the second half of 2020 and is due to be completed between the end of 2020 and the end of the first quarter of 2021. Please disclose whether you have received all Plant Permits or the status of such permits.

14. Please revise to discuss any material impacts COVID-19 has had on your business and operations. In that regard, we note your risk factor disclosure on page 46 states that the COVID-19 pandemic has affected and may continue to affect Fusion Fuel's business and that Fusion Fuel's research and development, sales, marketing, installation and operations and maintenance activities have been delayed or disrupted.

Recognition by Local Authorities and Main Energy Stockholders, page 144

15. Please revise to clarify how Fusion Fuel began collaborating with the Portuguese Department of Energy and the Secretariat of State on Portugal's contribution to the European commitment to a hydrogen economy and the year in which such collaboration commenced. Also, please disclose how Fusion Fuel "plans" to collaborate on the Green Flamingo project and whether there are any agreements formalizing their participation. In that regard, we note you disclose on pages 145 and 149 that your Sines 1-5 projects are expected to run from 2020-2025 and on page 149 that you are in "discussions" for projects in Sines, Portugal as part of Portugal's Hydrogen Strategy.

Company History, page 145

16. Please revise to provide more details regarding the University study that tested your technology, including the purpose of such study and the results obtained.
Please also define "sound function" and "stated performance targets" that were validated by the University.

Markets/Geography & Order Status, page 149

17. Please provide the source information for the chart on page 149.

Fusion Fuel's Liquidity and Capital Resources, page 158

18.     Please discuss Fusion Fuel's sources of liquidity and your capital requirements for the next 12 months.  Please also disclose the estimated cost of the Evora Project and how you plan to finance the Evora Project and Sines 1 Project.  In that regard we note you state that you expect to secure financing "after their completion."

Dissenter's Rights, page 169

19.     Please clarify whether a shareholder must vote against the merger to exercise dissenter rights.

Exhibits

20.     We note you disclose that you have entered into three agreements with MagP that are critical to your business.  Please file such agreements as exhibits to your registration statement or explain why you believe that you are not required to do so.  Refer to Item 601(b)(10) of Regulation S-K.

21.     Please file an opinion as to the legality of the HL Parent Warrants being registered pursuant to your registration statement.  For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

General

22.     We note there will be a concentration of ownership post-Transactions.  Please clarify whether you will be a "controlled company" under the definition of the NASDAQ stock exchange after the Transactions and provide appropriate disclosure in your prospectus summary, risk factors and elsewhere, as appropriate. Include disclosure of any exemptions available to you as a result and whether or not you currently intend to use any such exemptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     David Feinberg